SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 9, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Pictures Entertainment Announces the Completion of Acquisition of Ellation Holdings, Inc., Operator of the Anime Business Crunchyroll

August 9, 2021
Sony Group Corporation

Sony Pictures Entertainment Announces the Completion of Acquisition of
Ellation Holdings, Inc., Operator of the Anime Business Crunchyroll

August 9, 2021 (Pacific Standard Time) – Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”) and AT&T Inc. (“AT&T”), today announced that Funimation Global Group, LLC* has completed the acquisition of 100% of the equity interest in Ellation Holdings, Inc., a subsidiary of AT&T, which operates the anime business Crunchyroll, based on the definitive agreement previously announced on December 9, 2020 (Pacific Standard Time).  The purchase price of this transaction is 1.175 billion U.S. dollars, subject to customary working capital and other adjustments.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2022.

*A joint venture between SPE and Aniplex Inc., a wholly-owned subsidiary of Sony Music Entertainment (Japan) Inc. (“SMEJ”).  SMEJ is a wholly-owned subsidiary of Sony.

Sony’s Funimation Global Group
Completes Acquisition of Crunchyroll from AT&T

CULVER CITY, CA AND DALLAS, TX, August 9, 2021 — Sony Pictures Entertainment Inc. (SPE) and AT&T Inc.* (NYSE:T) today announced that SPE has completed its acquisition of  AT&T’s Crunchyroll anime business through Funimation Global Group, LLC. Funimation is a joint venture between SPE and Sony Music Entertainment (Japan) Inc.’s subsidiary, Aniplex Inc. The agreement was first announced in December 2020.

Crunchyroll is a premier anime direct-to-consumer service with 5 million SVOD subscribers and growing.  It serves 120 million registered users across more than 200 countries and territories offering AVOD, mobile games, manga, events merchandise and distribution. The deal provides the opportunity for Crunchyroll and Funimation to broaden distribution for their content partners and expand fan-centric offerings for consumers.

“We are very excited to welcome Crunchyroll to the Sony Group,” said Kenichiro Yoshida, Chairman, President and CEO, Sony Group Corporation. “Anime is a rapidly growing medium that enthralls and inspires emotion among audiences around the globe. The alignment of Crunchyroll and Funimation will enable us to get even closer to the creators and fans who are the heart of the anime community.  We look forward to delivering even more outstanding entertainment that fills the world with emotion through anime.”

“Crunchyroll adds tremendous value to Sony’s existing anime businesses, including Funimation and our terrific partners at Aniplex and Sony Music Entertainment Japan,” said Tony Vinciquerra, Chairman and CEO of Sony Pictures Entertainment Inc. “With Crunchyroll and Funimation, we are committed to creating the ultimate anime experience for fans and presenting a unique opportunity for our key partners, publishers, and the immensely talented creators to continue to deliver their masterful content to audiences around the world.  With the addition of Crunchyroll, we have an unprecedented opportunity to serve anime fans like never before and deliver the anime experience across any platform they choose, from theatrical, events, home entertainment, games, streaming, linear TV -- everywhere and every way fans want to experience their anime. Our goal is to create a unified anime subscription experience as soon as possible.”

The purchase price for the transaction is $1.175 billion, subject to customary working capital and other adjustments, and the proceeds were paid in cash at closing.  AT&T expects to use the proceeds from this transaction to help support its debt reduction efforts, with plans to reach a net debt-to-adjusted EBITDA of below 2.5x by year-end 2023.1

*About AT&T
AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. Consumers and businesses have more than 225 million monthly subscriptions to our services. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across TV, mobile and broadband. Plus, it serves high-speed, highly secure connectivity and smart solutions to nearly 3 million business customers. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands, including: HBO, HBO Max, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim and Turner Classic Movies. Xandr, now part of WarnerMedia, provides marketers with innovative and relevant advertising solutions for consumers around premium video content and digital advertising through its platform. AT&T Latin America provides pay-TV services across 10 countries and territories in Latin America and the Caribbean and wireless services to consumers and businesses in Mexico.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com. © 2021 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

About Crunchyroll
Crunchyroll connects anime and manga fans across 200+ countries and territories with 360-degree experiences. Fans have access to the one of the largest collections of licensed anime through Crunchyroll, Anime Digital Network (in partnership with Citel, a subsidiary of Média-Participations), and Anime on Demand video streaming services, translated in multiple languages for viewers worldwide. Crunchyroll's services also extend to licensing of theatrical, TV, home video, consumer product, and video game rights.

Fans engage further with events (including owned events Crunchyroll Expo, Anime Awards, Crunchyroll Movie Nights, KAZÉ Movie Nights), consumer products through eCommerce and retail partners (Crunchyroll, KAZÉ, AV Visionen), Crunchyroll Games, KAZÉ Games, and manga (KAZÉ Manga, Crunchyroll Manga app, Crunchyroll Manga Store).

1 Net Debt to Adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. AT&T’s Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.

Crunchyroll was founded in 2006 and is headquartered in San Francisco, with offices in Los Angeles, Tokyo, Paris, Lausanne, Chisinau, and Berlin (AV Visionen). VRV (U.S.) and Eye See Movies (Germany) are also Crunchyroll brands.

About Sony Pictures Entertainment
Sony Pictures Entertainment (SPE) is a subsidiary of Tokyo-based Sony Group Corporation. SPE's global operations encompass motion picture production, acquisition, and distribution; television production, acquisition, and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies. Sony Pictures Television operates dozens of wholly-owned or joint-venture production companies around the world. SPE’s Motion Picture Group production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, 3000 Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films, Sony Pictures International Productions, and Sony Pictures Classics. For additional information, visit http://www.sonypictures.com/corp/divisions.html

About Funimation
Funimation distributes the best anime to a passionate, global community of fans. For over 25 years, Funimation has been delivering anime to fans and is pioneering an omnichannel approach to engaging and entertaining millions where they want it most—streaming, home entertainment, theatrical, e-commerce, merchandising, live events, and more.

Funimation’s streaming services offer a growing catalog of over 700 anime series and 13,000+ hours of content available on 15 platforms and in 49 countries. Funimation’s in-house team designs must-have, exclusive collectibles distributed through major retailers and an e-commerce site; Funimation’s theatrical division has distributed and marketed 6 of the top 20 anime films in the U.S. As pioneers of the SimulDub™, Funimation is the gold standard for foreign language dubbing of Japanese anime with the highest quality standards and fidelity to the original artists. With a fan-centric approach, Funimation has built a social community of tens of millions of followers and earned the trust of Japan’s most iconic creators.

Funimation has nine offices in six countries and hundreds of employees worldwide. As an independently operated joint venture between U.S.-based Sony Pictures Entertainment and Japan’s Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc., Funimation benefits from deep entertainment expertise across cultures, territories, and languages.

To learn more about Funimation, visit funimation.com and follow Funimation on Facebook, Twitter and Instagram.

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